Exhibit 99.3

English Summary of the Hebrew Original

SUMMARY OF AMENDMENT NO. 1 TO THE CREDIT AGREEMENT

On March 14, 2013 Ceragon Networks Ltd. (the "Company") entered into a credit agreement (the credit agreement together with its schedules and annexes shall be referred to herein as the "Agreement"). The parties to the Agreement are as follows: (i) Bank Hapoalim B.M., HSBC Bank Plc, Bank Leumi Le’Israel Ltd., and First International Bank Israel Ltd., as Lenders (the "Lenders"); (ii) Bank Hapoalim B.M., as lead-arranger, facility agent and securities trustee; and (iii) Ceragon Networks Ltd., as the borrower.

On November 3, 2013 the parties entered into the Amendment No. 1 to the Credit Agreement, (hereinafter the "Amendment").

The following is the summary of the material terms and conditions of the Amendment. The section numbers used herein correspond to the section numbers of the Amendment.

1.	General.

Together with general provisions and rules of interpretation, this section also provides the following definitions to certain terms used in the Amendment in addition to the terms used in the Agreement:

i.
"Return Date to Financial Ratio"- the date the Lenders approved in writing in accordance with the financial statements provided by the Company, that the Company is in compliance with financial ratios stated under section 16 to the Agreement, in its version before its amendment pursuant to the this Amendment.

ii.	"Termination Date"- means the earlier of October 1st, 2014, or the Return Date to Financial Ratio.

iii.	"Effective Date"- means October 1st, 2013.

This section also contains customary representations of the Company including a representation that the Company has complied and is complying with all the provisions of the Agreement; that certain representations and warranties as detailed in the Agreement are true and correct as of the date of execution of this Amendment; and that the Company has full power and authority to enter into the Amendment.

2.	Financial Ratios.

As of the Effective Date and until the Termination Date, the Financial Ratios set forth in section 16 of the Agreement shall be replaced with the following:

The Company undertakes to maintain, at all times, all of the following financial ratios –

(a)	Ratio of equity to total balance sheet shall be equal to or greater than 0.23;

(b)	Equity level of no less than 85 (eighty five) million US dollars;

(c)	Ratio of net financial debt to the working capital shall be equal to or smaller than 0.5;

(d)	Ratio of net financial debt to the accounts receivables shall be equal to or smaller than 0.4;

(e)
Level of total cash, cash equivalents and short term investments in marketable securities of no less than 25 (twenty five) million US dollars, at all times excluding the first quarter of the year 2014, in which the level of total cash, cash equivalents and short term investments in marketable securities shall be no less than 30 (thirty) million US dollars;

(f)	The adjusted EBITDA (as defined below) for the second quarter of the year 2014 shall be no less than 3 (three) million US dollars; and

(g)	The adjusted EBITDA for the third quarter of the year 2014 shall be no less than 5 (five) million US dollars.

The "Adjusted EBITDA" - means, (1) Operating Profit, plus (2) Depreciation, plus (3) Stock Based Compensation, plus (4) Amortization, plus (5) Restructuring (as defined below), provided that with respect to the financial statements of the third quarter of the year 2014 and to the any period thereafter the value of the Restructuring shall not be taken into account for the purpose of calculating the Adjusted EBITDA; and all as reported under the Compnay's financial statements for the period ending on the referred date, respectively.

"Restructuring"- means, as reported under the Company's financial statements for the period ending on the referred date, respectively, provided that with respect to the financial statements of the second quarter of the year 2014, the maximum amount taken into account for the purpose of calculating the Financial Ratios will be 1.5 (one and a half) million US dollars.

3.	Interest and Fees

As of the Effective Date and until the Termination Date the following shall apply:

3.1
The principal of each outstanding loan advanced to the Company by a Lender out of the Loan Facilities (as defined under the terms of the Agreement) shall bear floating interest in a rate of the base interest plus applicable spread of up to 3.2% per annum.

3.2	The annual rate with respect to the amount of the calculated fee for each day the Loan Facilities were not used by the Company during the term of the Loan Facilities shall be 1.35% per annum.

3.3
The annual rate with respect to the amount of the calculated fee for each day Bank Guarantees Facilities (as defined under the terms of the Agreement) were not used by the Company during the term of the Guarantees Facilities shall be 0.75% per annum.

3.4	The maximum annual fee for the issuance of a Bank Guarantee by a Lender, as of the Effective Date and until the Termination Date, is amended to the following:

(i)	An amount equal to 1.75% of the Bank Guarantee, if the Bank Guarantee is in the form of a tender, performance or quality guarantee;

(ii)	An amount equal to 2.70% of the Bank Guarantee if the Bank Guarantee is in the form a financial guarantee.

3.5	The Company shall pay each Lender a non-refundable one-time fee in consideration for the handling of the Amendment.

4.	Further Undertakings.

As of the Effective Date and until the Termination Date, section 2 of the Agreement shall be amended so that the existing definition of "Allowed Factoring Transaction" shall be deleted and replaced with the following:

"Allowed Factoring Transaction"- A transaction (or a series of transactions) in which the Company and/or its subsidiary sold, converted, assigned or transferred in any way one of its rights in accounts receivables, provided that in accordance with accepted accounting rules, the transaction is defined as a "true sale", and provided further that such right in accounts receivable is not among the rights included in  the amounts detailed in the "Accounts Receivables" section as reported in the Company's financial statements for the period ending on September 30th, 2013, however this limitation shall not apply regarding a transaction executed by Indian clients with respect to account receivables to the Company from the aforementioned client in the amount of 2 (two) million US dollars, and also regarding transactions with entities in Africa.

5.	Termination of the Amendment Term.

All the amendments to the Agreement as detailed under the Amendment will be in effect from the Effective date until the Termination date. On the Termination Date the original version of the Credit Agreement (i.e., as it was prior to the execution of the Amendment) shall automatically reapply, without requiring any action or procedure.

6.	Reservation of Rights.

Unless otherwise expressly set forth under the Amendment the terms and obligations under the Amendment shall not derogate from any undertaking of the Company under the Credit Agreement and its ancillary documents.